April 26, 2016

VIA EDGAR

Mr. Jaime G. John
Branch Chief
Office of Real Estate and Commodities
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     DuPont Fabros Technology, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 19, 2016
File No. 001-33748

DuPont Fabros Technology, L.P.
Form 10-K for the Year Ended December 31, 2015
Filed February 19, 2016
File No. 333-165465-17

Dear Mr. John:

Reference is made to your letter, dated April 13, 2016, regarding a comment made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2015. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

General

1.
We note your disclosure on page 47 which indicates that cash base and GAAP base rents will be 41.4% and 12.6% lower, respectively, than the rents under the Yahoo! lease at your ACC2 facility. We similarly note that the cash and GAAP base rents under new leases were lower for space previously rented by Net Data Centers at your ACC4, ACC5 and VA3 facilities. Please tell how this trend of reduced base rents impacted your impairment analysis for each of the facilities, if at all.

COMPANY RESPONSE: For our ACC2 impairment analysis, we compared the future undiscounted cash flows for ACC2, which included the cash flows receivable under the terms of the new lease and projected future rates beyond the lease term, to the carrying value of ACC2. Although cash base rent and GAAP base rent will be lower at our ACC2 facility under the new lease, projected future cash flows exceed the carrying value of ACC2, resulting in our determination that an impairment did not exist for ACC2.

We similarly considered the decline in rents for the re-lease of the space formerly occupied by Net Data Centers in our ACC4, ACC5 and VA3 data centers. Although cash base rent and GAAP base rent will be lower for the leases executed with Anexio Data Centers, we believe the rent decline was not indicative of the market as a whole. During 2015, we extended the lease terms for seven other leases in Northern Virginia, the market in which these data centers are located, for which GAAP base rent was 4.5% higher on average than GAAP base rent prior to the renewal. Also, cash base rent for these seven extensions will increase 5.4%, on average, at the time the extensions take effect. Our re-leasing experience in Northern Virginia in 2015 reinforced our view that the rent decline experienced upon re-leasing the Net Data Centers space was not indicative of the rental rates we expect to achieve at the ACC4, ACC5 and VA3 data centers going forward and, therefore, we determined that the rent decline was not an indicator of impairment for ACC4, ACC5 or VA3.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 478-2333 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster
Executive Vice President and Chief Financial Officer